SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Personnel Group of America, Inc.
(Name of Issuer)

Common Stock, Par Value $ .01 Per Share
(Title of Class of Securities)

715338109
(Cusip Number)

William Holloway
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 23,139,245, which constitutes approximately 35.0% of the 66,077,637 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 47,821,637 shares outstanding.

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1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  4,883,245 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  4,883,245 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           23,139,245 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 35.0% (3)

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(2)     Includes 18,256,000 shares of Common Stock obtainable upon conversion of 182,560 shares of the Issuer's Series B Convertible Participating Preferred Stock (the "Preferred Stock"), at the conversion rate of 100 shares of Common Stock per share of Preferred Stock.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 66,077,637.

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Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $ .01 per share (the "Stock") of Personnel Group of America, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at Five LakePointe Plaza, 2nd Floor, 2709 Water Ridge Parkway, Charlotte, North Carolina 28217.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Scepter Holdings, Inc., a Texas corporation ("Scepter"), and  Geoffrey Raynor ("Raynor").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists

(b)-(c)

Reporting Person
Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Scepter is a Texas corporation, the principal business of which is serving as the ultimate general partner of a group of investment entities located in Fort Worth, Texas, including Amalgamated, a Texas limited partnership.  Raynor is the sole shareholder, a director and the President of Scepter.

Raynor's principal occupation or employment is overseeing certain investment entities located in Fort Worth, Texas, including Scepter.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Stock reported herein.  Amalgamated, however, expended $9,045,035.60 of the funds of R2 to purchase the Stock.  1,223,000 shares of the Stock were purchased for cash; 3,660,245 shares of the Stock were acquired in exchange for $19,168,000 in principal amount of the Issuer's 5.75% Convertible Subordinated Notes Due 2004.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the shares reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may purchase additional shares in the open market or in private transactions.  Depending on these same factors, the Reporting Person may sell all or a portion of the shares on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,139,245 shares of the Stock, which constitutes approximately 35.0% of the 66,077,637 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,139,245 shares of the Stock, which constitutes approximately 35.0% of the 66,077,637 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,139,245 shares of the Stock, which constitutes approximately 35.0% of the 66,077,637 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,883,245 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,883,245 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,883,245 shares of the Stock.

    (c)   During the last 60 days, the Reporting Person has neither purchased nor sold shares of the Stock.  However, on April 14, 2003, the Reporting Person exchanged $19,168,000 in principal amount of the Issuer's 5.75% Convertible Subordinated Notes Due 2004 for 3,660,245 shares of the Stock as part of the Issuer's previously announced financial restructuring transaction.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (d) Not applicable.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

      Restructuring. As specified in Item 5(c) above, certain of the shares of Stock were acquired in a restructuring (the "Restructuring") pursuant to a Restructuring Agreement (the "Restructuring Agreement") dated as of March 14, 2003, among the Issuer and the several creditors, lenders and noteholders named therein, including R2. Such Restructuring was completed on April 14, 2003, whereupon the Reporting Person acquired such shares of Stock, together with the shares of Preferred Stock specified in the notes on the cover page hereof. The further terms of the Restructuring are specified in the Restructuring Agreement filed as Exhibit 99.2 hereto, which is hereby incorporated herein by this reference.

     Registration Rights. The shares of the Stock acquired by the Reporting Person pursuant to the Restructuring are "restricted" under the rules of the Securities and Exchange Commission. However, pursuant to a Registration Rights Agreement dated as of April 14, 2003 among the Issuer and the other Investors named therein, such investors (including R2) have been granted certain registration rights. Specifically, they have the right to two "demand" registrations (provided that the aggregate offering price of the registrable securities is anticipated to be at least $20 million), the automatic right to shelf registration of their shares, and customary piggy-back registration rights, in each case subject to the further terms and conditions specified in the Registration Rights Agreement filed as Exhibit 99.4 hereto which is hereby incorporated herein by this reference.

     Preferred Stock. Each share of the Preferred Stock held by the Reporting Person is convertible, at any time at the option of the holder and automatically under certain circumstances, into 100 shares of the Stock (subject to adjustment in certain circumstances), votes with the holders of the Stock on an as-converted basis (subject to certain separate class voting requirements), participates in dividends with the Stock on an as-converted basis, and has a liquidation preference of $.01 per share plus the amount of any declared and unpaid dividends. The further rights and preferences of the Preferred Stock are specified in the Issuer's Certificate of Designation for Series B Convertible Participating Preferred Stock filed as Exhibit 99.3 hereto, which is hereby incorporated herein by this reference.

     Other Matters. R2 has outstanding trade confirmations with respect to the purchase of certain pre-Restructuring senior bank debt of the Issuer aggregating $21,887,500 of funded commitment and $2,337,500 of unfunded commitment. Pursuant to the Restructuring, holders of such pre-Restructuring indebtedness are to be issued certain common stock purchase warrants (the "Warrants"). The Warrants are exercisable in whole or in part over a 10-year period at an exercise price of $.3121 per share, subject to adjustment. When and if its debt purchase trades (which are subject to agent bank approval and certain other customary terms and conditions) are successfully completed and settled, the Reporting Person believes that, through R2, it will receive Warrants in respect of approximately 4,085,294 shares of the Stock. The further terms and conditions of the Warrants are specified in the Issuer's form of Common Stock Purchase Warrant filed as Exhibit 99.5 hereto, which is hereby incorporated herein by this reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --  Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 99.2 --  Restructuring Agreement dated March 14, 2003, among the Issuer and the Lender and other parties named therein, incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed on March 17, 2003.

Exhibit 99.3 --  Certificate of Designation for Series B Convertible Participating Preferred Stock of Personnel Group of America, Inc., incorporated by reference to Exhibit 12 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.4 --  Registration Rights Agreement dated April 14, 2003, among the Issuer and the Investors named therein, incorporated by reference to Exhibit 15 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.5 --  Form of Common Stock Purchase Warrant dated April 14, 2003, incorporated by reference to Exhibit 13 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: April 22, 2003

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ William Holloway William Holloway, Authorized Signatory

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 --  Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 99.2 --  Restructuring Agreement dated March 14, 2003, among the Issuer and the Lender and other parties named therein, incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed on March 17, 2003.

Exhibit 99.3 --  Certificate of Designation for Series B Convertible Participating Preferred Stock of Personnel Group of America, Inc., incorporated by reference to Exhibit 12 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.4 --  Registration Rights Agreement dated April 14, 2003, among the Issuer and the Investors named therein, incorporated by reference to Exhibit 15 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.5 --  Form of Common Stock Purchase Warrant dated April 14, 2003, incorporated by reference to Exhibit 13 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.